MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

January 9, 2008

3.	News Release

A news release dated January 9, 2008, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canada and U.S. disclosure package) on January 9, 2008 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On January 9, 2008, TransGlobe announced that it entered into an agreement to acquire privately-held GHP Exploration for US$40.2 million.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

January 9, 2008

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ACQUIRES GHP EXPLORATION FOR CASH;
ADDS 900 BARRELS OF OIL TO DAILY PRODUCTION

Company Expands Holdings in Arab Republic of Egypt

CALGARY, Alberta, (Market Wire) Wednesday, January 9, 2008 – TransGlobe Energy Corporation (TSX symbol "TGL"; AMEX symbol "TGA", NASDAQ after January 18) announced today that it entered into an agreement to acquire privately-held GHP Exploration for US$40.2 million. Under terms of the agreement, TransGlobe Energy will pay US$40.2 million for a 30 percent interest in eight development leases and associated infrastructure in the Arab Republic of Egypt. The transaction, expected to close February 2008, effectively expands TransGlobe’s presence in the Arab Republic of Egypt. Expected to be accretive on a net income and cash flow per share basis, the transaction is expected to be funded from an expansion of TransGlobe’s existing credit facility and working capital.

Acquisition highlights include:

  TransGlobe Petroleum International Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, entered into a binding share purchase agreement to acquire all the shares of GHP Exploration (West Gharib) Ltd (“GHP”) for US$40.2 million, plus working capital adjustments, effective September 30, 2007.
  GHP holds a 30% working interest in eight development leases and one pending development lease comprising the West Gharib Production Sharing Concession (“PSC”).
  After closing the acquisition TransGlobe will hold a 100% interest in the Hana Development Lease and a 75% interest in the remaining seven development leases.
  Immediately accretive to cash flow from operations and net income.
  Acquired working interest production and reserves:
  > 900 Bopd; 1.7 million barrels (“MMBbls”) proved reserves; 3.0 MMBbls proved plus probable reserves.
  TransGlobe will pay approximately US$44,670 per producing barrel of oil for the assets, or $13.40 per proved and probable barrel of oil.
  Dublin International Petroleum (Egypt), a wholly owned subsidiary of TransGlobe, operates the West Gharib Concession Agreement.

Financial Terms

TransGlobe intends to fund the acquisition with an expanded credit facility and working capital. A working capital adjustment comprised of cash, and receivables (less payables) of approximately US$5.3 million will bring the total cost of the acquisition to US$45.5 million. It is expected that closing will occur in the first week of February, 2008 with an effective date of September 30, 2007 and is subject to standard and customary closing conditions. The acquisition will bring total debt to US$98 million. The proceeds from the sale of the Canadian assets of TransGlobe, expected to close in the second quarter of 2008, would reduce total debt.

The eight approved West Gharib development leases encompass 178 square kilometers (approximately 44,059 acres) and are valid for 20 years. Modern 3-D seismic covers the majority of the development leases. One additional development lease is currently awaiting final approval signature by the Egyptian Petroleum Minister. TransGlobe has drilled and cased the Hana #11 well in the West Gharib area and anticipates releasing the completion testing results near the end of January. The drilling rig has moved to Hana #13, an appraisal/development location approximately 1 mile (1.6 kilometers) north of Hana #11. The Company has also signed an agreement for a second deep rig for the area which is anticipated to arrive in mid 2008.

Current gross oil production from the eight development leases is approximately 3,000 Bopd. GHP’s working interest share of production is approximately 900 Bopd (approximately 450 net Bopd after the production sharing split with the Government of Egypt). There are eight oil fields on the lands which are producing from 25 wells. Independent reserve auditors have assessed GHP’s working interest share of the eight leases to contain 1.7 MMBbls proved reserves and 3.0 MMBbls of proved plus probable reserves.

Management’s Comments

Ross Clarkson, President & CEO said: “This acquisition further strengthens our position in the Arab Republic of Egypt. It provides TransGlobe Energy with enhanced drilling opportunities, increased reserves and a more robust production profile. It allows us to leverage our existing experience and operational success in Egypt and throughout the Middle East. In fact, recent drilling results are encouraging and the Company has plans to significantly increase oil production from the West Gharib area over the next twelve to eighteen months.”

Clarkson continued: “While our Canadian properties have served us well in the past, the many growth opportunities on our Egyptian and Yemen properties demand even greater attention. As a result, and as disclosed in the December 18, 2007 press release, we plan to divest our Canadian assets in the first half of 2008. We plan to use the proceeds from this sale to maintain our strong balance sheet and to further grow our opportunities in the Middle East. I look forward to 2008 with great enthusiasm as we continue to leverage our operational success and build greater shareholder value.”

CORRECTION TO JANUARY 7, 2008 NEWS RELEASE – The first day of trading on the NASDAQ will occur on January 18, 2008, not January 17 as indicated in the January 7 news release.

About TransGlobe Energy

TransGlobe Energy is a growth-oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada. TransGlobe holds interests in over 1.34 million gross acres in Yemen (368,000 net acres) and 5.5 million acres in Egypt (2.7 million net acres). Financially strong, TransGlobe has reported seven consecutive years of net income.

Cautionary Statement to Shareholders

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The calculations of barrels of oil equivalent ("Boe") are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com